Joseph De Perio · 3rd

Co-Founder of SportBLX at SportBLX

New York, New York, United States · 500+ connections ·

Contact info

 **SportBLX**

Brown University

Experience



Co-Founder of SportBLX
SportBLX
Jan 2019 – Present · 1 yr 11 mos
New York, New York, United States



Senior Portfolio Manager
Clinton Group
Jun 2006 – Present · 14 yrs 6 mos



Vice President
Millennium Partners
2008 – 2009 · 1 yr



Associate
Trimaran Capital Partners
2003 – 2006 · 3 yrs



Analyst



CIBC World Markets
2000 – 2003 · 3 yrs

Education



Brown University
BA, Business Economics
1996 – 2000

Interests



SportBLX
1,235 followers



Hedge Fund Group (HFG) Assoc
163,255 members



Brown University
133,245 followers



The SHARPS
139 followers



IvyLife Brown
2,849 members



Brown Alumni Association (BAA
17,756 members